(a)(1)(M)
Dear Eligible Optionholder:
NetApp has obtained a tax ruling dated June 11, 2009 from the Israel Tax Authority confirming the tax treatment for the exchange of your eligible options for restricted stock units and the tax treatment of any new restricted stock units granted to you in the exchange. The tax ruling was favorable, which means that, provided you consent to the terms of the tax ruling, you will not be subject to tax upon the exchange and any restricted stock units will be taxable at the time of vesting. If you fail to consent to the terms of the tax ruling, you will be taxed on the exchange as described in Schedule J of the offering document under the heading “If Favorable Tax Ruling Is Not Granted.”
Please also note that, pursuant to the tax ruling, if prior to the exchange, the options surrendered by you in the exchange were (a) vested and (b) were not subject to the Capital Gains Track of Section 102, then the ordinary income portion of your gain upon sale of any shares issued to you when your new restricted stock units vest will in no event be lower than the amount calculated by taking the total benefit realized upon such sale of the shares and multiplying it times a fraction, the numerator of which equals the number of days from the date of grant of the surrendered options until the date of the exchange and the denominator of which equals the number of days from the date of grant of the surrendered options until the date of sale of the shares. For additional information on the tax consequences of the exchange and the new restricted stock units to be granted in the exchange, please see Schedule J of the offering document, as supplemented by the preceding sentence.
Sincerely,
Andy Kryder